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GAMCO Investors, Inc.

July 14, 2008

Mr. Richard Brandt
Chairman Emeritus
Trans-Lux Corporation
26 Pearl Street
Norwalk, CT 06850

Dear Richard:

We would like to understand the process undertaken and valuations considered in your decision to sell the assets of the Entertainment division before we take any and all steps to protect our clients' interests as shareholders of the company.

We look forward to the company's prompt response.

Sincerely,

Christopher J. Marangi
Senior Vice President